Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Unaudited - Expressed in thousands of US Dollars, except per share amounts)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Notes	2018	2017	2018	2017
REVENUE
Petroleum and natural gas sales, net of royalties	17	$42,453	$44,839	$135,622	$107,739
Finance revenue		180	15	399	59
		42,633	44,854	136,021	107,798

EXPENSES
Production and operating		12,242	14,522	40,182	39,922
Selling costs		527	424	1,653	1,926
General and administrative		5,104	3,809	16,683	11,617
Foreign exchange loss		216	3	195	70
Finance costs	5	1,222	1,485	3,923	4,750
Depletion, depreciation and amortization	9	8,751	10,760	26,077	29,635
Asset retirement obligation accretion	10	72	74	205	191
Loss on financial instruments	4	5,725	5,139	28,486	912
Impairment loss	8	14,138	10,314	14,138	79,025
Gain on disposition of assets		(5)	—	(207)	—
		47,992	46,530	131,335	168,048

Net earnings (loss) before income taxes		(5,359)	(1,676)	4,686	(60,250)

Income tax expense – current		6,924	5,179	19,728	16,104
NET LOSS FOR THE PERIOD		$(12,283)	$(6,855)	$(15,042)	$(76,354)

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments		1,000	4,070	(679)	3,455
COMPREHENSIVE LOSS FOR THE PERIOD		$(11,283)	$(2,785)	$(15,721)	$(72,899)

Net loss per share
Basic	15	$(0.17)	$(0.09)	$(0.21)	$(1.06)
Diluted	15	$(0.17)	$(0.09)	$(0.21)	$(1.06)
See accompanying notes to the Condensed Consolidated Interim Financial Statements

Q3-2018	1

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of US Dollars)

		As at	As at
	Notes	September 30, 2018	December 31, 2017
ASSETS
Current
Cash and cash equivalents	6	$62,663	$47,449
Accounts receivable	4	10,932	18,090
Prepaids and other		3,862	4,745
Product inventory	7	7,799	11,474
		85,256	81,758
Non-Current
Intangible exploration and evaluation assets	8	34,376	41,478
Property and equipment
Petroleum and natural gas assets	9	191,444	200,981
Other assets	9	3,127	3,485
		$314,203	$327,702

LIABILITIES
Current
Accounts payable and accrued liabilities		$28,488	$27,104
Derivative commodity contracts	4	4,417	4,015
		32,905	31,119
Non-Current
Derivative commodity contracts	4	23,707	3,955
Long-term debt	11	52,532	69,999
Asset retirement obligation	10	11,322	12,332
Other long-term liabilities		1,315	290
		121,781	117,695

SHAREHOLDERS’ EQUITY
Share capital	13	152,084	152,084
Accumulated other comprehensive income		2,114	2,793
Contributed surplus		23,992	23,329
Retained earnings		14,232	31,801
		192,422	210,007
		$314,203	$327,702
Commitments and Contingencies (Note 12)
See accompanying notes to the Condensed Consolidated Interim Financial Statements

Approved on behalf of the Board:
Signed by:

“Ross G. Clarkson”	“Steven Sinclair”

Ross G. Clarkson	Steven Sinclair
CEO	Director
Director

2	Q3-2018

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited - Expressed in thousands of US Dollars)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Notes	2018	2017	2018	2017

Share Capital
Balance, beginning of period	13	$152,084	$152,084	$152,084	$152,084
Balance, end of period		$152,084	$152,084	$152,084	$152,084

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period		$1,114	$(615)	$2,793	$—
Currency translation adjustment		1,000	4,070	(679)	3,455
Balance, end of period		$2,114	$3,455	$2,114	$3,455

Contributed Surplus
Balance, beginning of period		23,828	23,081	23,329	22,695
Share-based compensation expense	14	164	164	663	550
Balance, end of period		$23,992	$23,245	$23,992	$23,245

Retained Earnings
Balance, beginning of period		$29,042	$41,038	$31,801	$110,537
Net loss		(12,283)	(6,855)	(15,042)	(76,354)
Dividends	16	(2,527)	—	(2,527)	—
Balance, end of period		$14,232	$34,183	$14,232	$34,183
See accompanying notes to the Condensed Consolidated Interim Financial Statements

Q3-2018	3

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of US Dollars)

		Three Months Ended		Nine Months Ended
		September 30		September 30
	Notes	2018	2017	2018	2017
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net loss		$(12,283)	$(6,855)	$(15,042)	$(76,354)
Adjustments for:
Depletion, depreciation and amortization	9	8,751	10,760	26,077	29,635
Asset retirement obligation accretion	10	72	74	205	191
Deferred lease inducement		(23)	(22)	(68)	(65)
Impairment loss		14,138	10,314	14,138	79,025
Share-based compensation	14	1,624	236	5,309	886
Finance costs	5	1,222	1,485	3,923	4,750
Unrealized loss on financial instruments	4	3,295	3,235	20,157	537
Unrealized loss on foreign currency translation		227	(10)	205	(31)
Gain on asset dispositions		(5)	—	(207)	—
Asset retirement obligations settled	10	—	—	(257)	—
Changes in non-cash working capital	18	30,621	1,220	4,930	(23,387)
Net cash generated by operating activities		47,639	20,437	59,370	15,187

INVESTING
Additions to intangible exploration and evaluation assets	8	(5,455)	(2,257)	(7,036)	(16,372)
Additions to petroleum and natural gas assets	9	(7,185)	(7,678)	(15,859)	(12,151)
Additions to other assets	9	(143)	(198)	(378)	(558)
Proceeds from asset dispositions		5	—	207	—
Changes in restricted cash		—	3,046	—	13,511
Changes in non-cash working capital	18	3,229	557	2,594	1,073
Net cash used in investing activities		(9,549)	(6,530)	(20,472)	(14,497)

FINANCING
Interest paid	5	(1,233)	(1,426)	(3,714)	(7,008)
Increase in long-term debt	11	146	125	395	85,265
Repayment of convertible debentures		—	—	—	(73,375)
Repayments of long-term debt	11	(10,000)	(5,000)	(17,797)	(16,041)
Dividends paid	16	(2,527)	—	(2,527)	—
Changes in non-cash working capital	18	(3)	—	(3)	—
Net cash used in financing activities		(13,617)	(6,301)	(23,646)	(11,159)
Currency translation differences relating to cash and cash equivalents		102	78	(38)	465
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		24,575	7,684	15,214	(10,004)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		38,088	13,780	47,449	31,468
CASH AND CASH EQUIVALENTS, END OF PERIOD		$62,663	$21,464	$62,663	$21,464
See accompanying notes to the Condensed Consolidated Interim Financial Statements

4	Q3-2018

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at September 30, 2018 and December 31, 2017 and for the three and nine month periods ended September 30, 2018 and 2017
(Unaudited - Expressed in US Dollars)
1. CORPORATE INFORMATION
TransGlobe Energy Corporation ("TransGlobe" or the "Company") and its subsidiaries are engaged in oil and natural gas exploration, development and production, and the acquisition of oil and natural gas properties. The Company's shares are traded on the Toronto Stock Exchange (“TSX”), the London Stock Exchange's Alternative Investment Market ("AIM") and the Global Select Market of the NASDAQ Stock Market (“NASDAQ”). TransGlobe is incorporated in Alberta, Canada and the address of its registered office is 2300, 250 – 5th Street SW, Calgary, Alberta, Canada, T2P 0R4.
2. BASIS OF PREPARATION
These Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The accounting policies used in the preparation of these Condensed Consolidated Interim Financial Statements were the same as those used in the preparation of the most recent Annual Consolidated Financial Statements for the year ended December 31, 2017, except for the adoption of new accounting standards discussed in Note 3.
These Condensed Consolidated Interim Financial Statements were authorized for issue by the Board of Directors on November 6, 2018.
These Condensed Consolidated Interim Financial Statements do not contain all the disclosures required for full annual financial statements and should be read in conjunction with the December 31, 2017 Consolidated Financial Statements.
3. CHANGES IN ACCOUNTING POLICIES
New accounting standards
IFRS 9 "Financial Instruments: Classification and Measurement"

Effective January 1, 2018, the Company adopted IFRS 9 Financial Instruments, which replaced IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of its financial assets. For financial liabilities, IFRS 9 stipulates that where the fair value option is applied to financial liabilities, the change in fair value resulting from an entity’s own credit risk is recorded in other comprehensive income rather than net earnings, unless this creates an accounting mismatch. In addition, it incorporates a new expected credit loss model for calculating impairment on financial assets, which will result in more timely recognition of expected credit losses. IFRS 9 also includes a simplified hedge accounting model, aligning hedge accounting more closely with risk management.

On initial recognition, financial instruments are measured at fair value. Measurement in subsequent periods depends on the classification of the financial instrument as described below:

•	Fair value through profit or loss - financial instruments under this classification include cash and cash equivalents, and derivative commodity contracts; and

•	Amortized cost - financial instruments under this classification include accounts receivable, accounts payable and accrued liabilities, other long-term liabilities and long-term debt.

Refer to Note 4 for the classification and measurement of these financial instruments.

The Company does not apply hedge accounting. TransGlobe also does not require a provision for credit losses, as discussed further in Note 4. As a result of adopting IFRS 9, there was no effect on the Company's retained earnings or prior period amounts.

IFRS 15 "Revenue from Contracts with Customers"

Effective January 1, 2018, TransGlobe adopted IFRS 15 Revenue from Contracts with Customers, which replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue from contracts with customers is recognized. Under IFRS 15, revenue is recognized when a customer obtains control of the good or services as stipulated in a performance obligation. Determining whether the timing of the transfer of control is at a point in time or over time requires judgement and can significantly affect when revenue is recognized. In addition, the entity must also determine the transaction price and apply it correctly to the goods or services contained in the performance obligation.
The Company's revenue is derived exclusively from contracts with customers, except for immaterial amounts related to interest and other income. Royalties are considered to be part of the price of the sale transaction and are therefore presented as a reduction to revenue. Revenue associated with the sale of crude oil, natural gas and natural gas liquids (“NGLs”) is measured based on the consideration specified in contracts with customers. Revenue from contracts with customers is recognized when or as the Company satisfies a performance obligation by transferring a good or service to a customer. A good or service is transferred when the customer obtains control of the good or service. The transfer of control of oil, natural gas and NGLs usually coincides with title passing to the customer and the customer taking physical possession. TransGlobe mainly satisfies its performance obligations at a point in time and the amounts of revenue recognized relating to performance obligations satisfied over time are not significant.

Q3-2018	5

Revenues associated with the sales of the Company’s crude oil in Egypt are recognized by reference to actual volumes sold and quoted market prices in active markets (Dated Brent), adjusted according to specific terms and conditions as applicable as per the sales contracts. Revenue is measured at the fair value of the consideration received or receivable. For reporting purposes, the Company records the government’s share of production as royalties and taxes as all royalties and taxes are paid out of the government’s share of production.

Revenues from the sale of crude oil, natural gas, condensate and NGLs are recognized by reference to actual volumes delivered at contracted delivery points and prices. Prices are determined by reference to quoted market prices in active markets (crude oil - NYMEX WTI, natural gas - AECO C, condensate - NYMEX WTI, NGLs - various based on product), adjusted according to specific terms and conditions applicable as per the sales contracts. Revenues are recognized prior to the deduction of transportation costs. Revenues are measured at the fair value of the consideration received. TransGlobe pays royalties to the Alberta provincial government and other mineral rights owners in accordance with the established royalty regime.

The Company reviewed its sales contracts with customers and determined IFRS 15 did not have a material impact on its revenue recognition and accordingly no material impact on the Condensed Consolidated Interim Financial Statements. TransGlobe adopted this standard using the modified retrospective approach, whereby the cumulative effect of initial adoption of the standard is recognized as an adjustment to retained earnings. There was no effect on the Company's retained earnings or prior period amounts as a result of adopting this standard.
Revenue segregated by product type and geographical market is disclosed in Note 17.
Standards issued but not yet effective
IFRS 16 "Leases"

In January 2016, the IASB issued IFRS 16 Leases, replacing IAS 17 Leases. IFRS 16 establishes a set of principles that both parties to a contract apply to provide relevant information about leases in a manner that faithfully represents those transactions. The current standard (IAS 17) requires lessees and lessors to classify their leases as either finance leases or operating leases, with separate accounting treatment depending on the classification of the lease. Under the new standard, the accounting treatment associated with an operating lease will no longer exist, and lessees will be required to recognize assets and liabilities associated with all leased items. The standard is effective for fiscal years beginning on or after January 1, 2019 with early adoption permitted if the Company is also applying IFRS 15 Revenue from Contracts with Customers.

IFRS 16 will be adopted by the Company on January 1, 2019. TransGlobe is currently evaluating the impact of the standard including identifying and reviewing contracts that are impacted. The Company expects that the standard will have a material impact on the consolidated financial statements and additional new disclosures.
4. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair values of financial instruments
The Company has classified its cash and cash equivalents as assets at fair value through profit or loss and its derivative commodity contracts as financial liabilities at fair value through profit or loss. Both are measured at fair value with subsequent changes recognized through earnings. Accounts receivable are classified as assets at amortized cost; accounts payable and accrued liabilities, other long-term liabilities and long-term debt are classified as liabilities at amortized cost, all of which are measured initially at fair value, and subsequently at amortized cost. Transaction costs attributable to financial instruments carried at amortized cost are included in the initial measurement of the financial instrument and are subsequently amortized using the effective interest rate method.
Carrying value and fair value of financial assets and liabilities are summarized as follows:

	September 30, 2018		December 31, 2017
	Carrying	Fair	Carrying	Fair
Classification ($000s)	Value	Value	Value	Value
Financial assets at fair value through profit or loss	62,663	62,663	47,449	47,449
Financial assets at amortized cost	10,932	10,932	18,090	18,090
Financial liabilities at fair value through profit or loss	28,124	28,124	7,970	7,970
Financial liabilities at amortized cost	82,335	83,288	97,103	98,329
Assets and liabilities as at September 30, 2018 that are measured at fair value are classified into levels reflecting the method used to make the measurements. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant inputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s cash and cash equivalents, and derivative commodity contracts are assessed on the fair value hierarchy described above. TransGlobe’s cash and cash equivalents are classified as Level 1. Derivative commodity contracts are classified as Level 2. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy level. There were no transfers between levels in the fair value hierarchy in the period.
Derivative commodity contracts
The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to an underlying financial position or to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in earnings at each reporting period. TransGlobe has not obtained collateral or other

Q3-2018	6

security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.
In conjunction with the prepayment agreement (see Note 11), TransGlobe has also entered into a marketing contract with Mercuria Energy Trading S.A. ("Mercuria") to market nine million barrels of TransGlobe's entitlement production. The pricing of the crude oil sales will be based on market prices at the time of sale.
There were 5 outstanding derivative commodity contracts as at September 30, 2018 (December 31, 2017 - 11 contracts), the fair values of which have been presented as liabilities on the Condensed Consolidated Interim Balance Sheet.
The following tables summarize TransGlobe’s outstanding derivative commodity contract positions as at September 30, 2018:

Financial Brent Crude Oil Contracts
Period Hedged	Contract	Volume (bbls)	Bought Put USD$/bbl	Sold Call USD$/bbl	Sold Put USD$/bbl
Jul 2020 - Dec 2020[1]	3-Way Collar	300,000	54.00	63.45	45.00
Jan 2020 - Jun 2020[2]	3-Way Collar	300,000	54.00	61.25	46.50
Jan 2019 - Dec 2019[3]	3-Way Collar	396,000	53.00	62.10	46.00
Jan 2019 - Dec 2019[4]	3-Way Collar	399,996	54.00	61.35	46.00
Oct-2018	3-Way Collar	250,000	54.00	65.30	45.00
[1] 50,000 barrels ("bbls") per calendar month through Jul 2020 - Dec 2020
[2] 50,000 bbls per calendar month through Jan 2020 - Jun 2020
[3] 33,000 bbls per calendar month through Jan 2019 - Dec 2019
[4] 33,333 bbls per calendar month through Jan 2019 - Dec 2019
The gains and losses on financial instruments for the three and nine months ended September 30, 2018 and 2017 comprised the following:

	Three Months Ended September 30		Nine Months Ended September 30
(000s)	2018	2017	2018	2017
Realized derivative loss on commodity contracts settled during the period	$2,430	$1,904	$8,329	$375
Unrealized derivative loss on commodity contracts outstanding at period end	3,295	3,235	20,157	386
Unrealized loss on financial instruments	—	—	—	151
	$5,725	$5,139	$28,486	$912
Credit risk
Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to cash equivalents and accounts receivable, the majority of which are in respect of oil and natural gas operations. The Company generally extends unsecured credit to these parties and therefore the collection of these amounts may be affected by changes in economic or other conditions. The Company has not experienced any material credit losses in its cash investments or in the collection of accounts receivable to date.
TransGlobe's accounts receivable related to the Canadian operations are with customers and joint interest partners in the petroleum and natural gas industry, and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected in due course. The Company currently sells its production to several purchasers under standard industry sale and payment terms. Purchasers of TransGlobe's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. The Company has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions.
Trade and other receivables are analyzed in the table below.

(000s)
Trade receivables	September 30, 2018	December 31, 2017
Neither impaired nor past due	$2,443	$10,534

Not impaired and past due in the following period:
Within 30 days	80	3,804
31-60 days	195	2,575
61-90 days	4,881	—
Over 90 days	3,333	1,177
	$10,932	$18,090
The Company sold one cargo of crude oil during the three months ended September 30, 2018. Depending on the Company's assessment of the credit of crude cargo buyers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings. During the first nine months of 2018, the Company sold 318,291 barrels of inventoried entitlement crude oil to EGPC for $17.9 million. The Company collected $24.6 million of accounts receivable from EGPC during the first nine months of 2018. As at September 30, 2018, $6.7 million (December 31, 2017 - $14.2 million) of the total accounts receivable balance of $10.9 million (January 1, 2018 - $18.1 million) is due from EGPC.

Q3-2018	7

5. FINANCE COSTS
Finance costs recognized in earnings were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
(000s)	2018	2017	2018	2017
Interest on convertible debenture	$—	$—	$—	$1,089
Interest on long-term debt	1,018	1,276	3,320	2,731
Interest on note payable	—	—	—	532
Interest on borrowing base facility	118	115	331	164
Amortization of deferred financing costs	86	94	272	234
Finance costs	$1,222	$1,485	$3,923	$4,750
Interest paid	$(1,233)	$(1,426)	$(3,714)	$(7,008)
6. CASH AND CASH EQUIVALENTS

(000s)	September 30, 2018	December 31, 2017
Cash	$17,213	$46,051
Cash equivalents	45,450	1,398
	$62,663	$47,449
As at September 30, 2018, the Company's cash equivalents balance consisted of short-term deposits with an original term to maturity at purchase of three months or less. All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.
7. PRODUCT INVENTORY
Product inventory consists of the Company's entitlement crude oil barrels, which are valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the unsold entitlement crude oil as determined on a concession by concession basis.
As at September 30, 2018, the Company had 496 thousand barrels of entitlement oil in inventory valued at approximately $15.74 per barrel (December 31, 2017 - 777 thousand barrels valued at approximately $14.77 per barrel).
8. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

(000s)
Balance at December 31, 2017	$41,478
Additions	7,036
Impairment loss	(14,138)
Balance at September 30, 2018	$34,376
During the nine months ended September 30, 2018, the Company recorded an impairment loss of $14.1 million on its exploration and evaluation assets which is fully related to the North West Sitra concession. It was determined that an impairment loss was necessary as no commercially viable quantities of oil were discovered in this concession and no further drilling activities are planned. The recoverable amount of the North West Sitra cash-generating unit is $nil.
During the nine months ended September 30, 2017, the Company recorded an impairment loss of $79.0 million on its exploration and evaluation assets. The impairment loss was split between the South West Gharib concession ($1.2 million), the North West Gharib concession ($67.5 million) and the South Alamein concession of ($10.3 million).
During the nine months ended September 30, 2018, the Company spent $5.3 million and $1.1 million on exploration and evaluation activities at North West Sitra and South Ghazalat, respectively. The ending balance of intangible exploration and evaluation assets as at September 30, 2018 includes $12.8 million in South Alamein (December 31, 2017 - $13.3 million), $21.1 million in South Ghazalat (December 31, 2017 - $20.0 million), $nil in North West Sitra (December 31, 2017 - $8.2 million), and $0.5 million in Canada.

8	Q3-2018

9. PROPERTY AND EQUIPMENT

	Petroleum & Natural Gas Assets	Other Assets
(000s)			Total
Balance at December 31, 2017	$652,831	$15,525	$668,356
Additions	15,859	378	16,237
Changes in estimate for asset retirement obligations	(468)	—	(468)
Effect of movement in foreign exchange rates	(1,890)	—	(1,890)
Balance at September 30, 2018	$666,332	$15,903	$682,235

Accumulated depletion, depreciation, amortization and impairment losses at December 31, 2017	$451,850	$12,040	$463,890
Depletion, depreciation and amortization for the period[1]	23,038	736	23,774
Balance at September 30, 2018	$474,888	$12,776	$487,664
[1] Depletion, depreciation and amortization for the period includes amounts capitalized to product inventory for barrels produced but not sold in the period.

Net Book Value
At December 31, 2017	$200,981	$3,485	$204,466
At September 30, 2018	$191,444	$3,127	$194,571

10. ASSET RETIREMENT OBLIGATION

(000s)
Balance at December 31, 2017	$12,332
Additional obligations recognized	212
Changes in estimates for asset retirement obligation	(278)
Obligations settled	(257)
Asset retirement obligation accretion	205
Changes in discount rates	(402)
Effect of movements in foreign exchange rates	(490)
Balance at September 30, 2018	$11,322
TransGlobe has estimated the net present value of its asset retirement obligation to be $11.3 million as at September 30, 2018 (December 31, 2017 - $12.3 million) based on a total undiscounted future liability, after inflation adjustment, of $19.0 million (December 31, 2017 - $19.6 million). These payments are expected to be made between 2018 and 2066. TransGlobe calculated the present value of the obligations using discount rates between 2.21% and 2.42% to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2% per annum.
11. LONG-TERM DEBT
As at September 30, 2018, the significant interest-bearing loans and borrowings are comprised as follows:

(000s)	September 30, 2018	December 31, 2017
Prepayment agreement	$44,046	$58,792
Reserves-based lending facility[1]	8,486	11,207
Balance at September 30, 2018	$52,532	$69,999
1  As at September 30, 2018 and December 31, 2017, the Company had in place a revolving Canadian reserves-based lending facility totaling C$30.0 million ($24.0 million), of which C
   $11.0 million was drawn (December 31, 2017 - C$14.0 million).

The following table reconciles the changes in TransGlobe's long-term debt:

(000s)
Balance at December 31, 2017	$69,999
Draws on facility	395
Repayment of long-term debt	(17,797)
Amortization of deferred financing costs	272
Effect of movements in foreign exchange rates	(337)
Balance at September 30, 2018	$52,532
The Company's interest-bearing loans and borrowings are measured at amortized cost. As at September 30, 2018, the Company was in compliance with all debt covenants.

Q3-2018	9

The estimated future debt payments on long-term debt as of September 30, 2018 are as follows:

(000s)
2020	8,486
2021	44,046
$52,532

12. COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)		Payment Due by Period [1,2]
	Recognized
	in Financial	Contractual	Less than
	Statements	Cash Flows	1 year	1-3 years
Accounts payable and accrued liabilities	Yes - Liability	28,488	28,488	—
Long-term debt	Yes - Liability	52,532	—	52,532
Other long-term liabilities	Yes - Liability	1,315	—	1,315
Financial derivative instruments	Yes - Liability	28,124	4,417	23,707
Office and equipment leases[3]	No	3,413	2,203	1,210
Total		113,872	35,108	78,764
[1] Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2] Payments denominated in foreign currencies have been translated at September 30, 2018 exchange rates.
[3] Office and equipment leases include all drilling rig contracts.
Pursuant to the PSC for North West Sitra in Egypt, the Company had a minimum financial commitment of $10.0 million and a work commitment for two wells and 300 square kilometers of 3-D seismic during the initial three-and-a-half year exploration period, which commenced on January 8, 2015. The Company requested and received a six month extension of the initial exploration period to January 7, 2019. As at September 30, 2018, the Company has met its financial and operating commitments, with the acquisition of 600 square kilometers of 3-D seismic in 2017 and the drilling of two wells in the first nine months of 2018. The Company has now completed the initial exploration period work program and based on well results in not planning to enter the second exploration phase.
In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at September 30, 2018.
13. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares with no par value.
Issued

	Nine Months Ended		Year Ended
	September 30, 2018		December 31, 2017
(000s)	Shares	Amount	Shares	Amount
Balance, beginning and end of period	72,206	$152,084	72,206	$152,084

10	Q3-2018

14. SHARE-BASED PAYMENTS
Stock options
The following table summarizes information about the stock options outstanding and exercisable at the dates indicated:

	Nine Months Ended		Year ended
	September 30, 2018		December 31, 2017
		Weighted-		Weighted-
	Number	Average	Number	Average
	of	Exercise	of	Exercise
(000s except per share amounts)	Options	Price (C$)	Options	Price (C$)
Options outstanding, beginning of period	4,959	5.10	6,046	6.87
Granted	1,071	2.62	1,043	2.16
Forfeited	—	—	(1,281)	6.75
Expired	(1,154)	9.13	(849)	11.43
Options outstanding, end of period	4,876	3.60	4,959	5.10
Options exercisable, end of period	2,766	4.52	2,925	6.87
Compensation expense of $0.7 million was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Loss and Comprehensive Loss and Contributed Surplus during the nine month period ended September 30, 2018 (September 30, 2017 - $0.5 million) for equity-settled share-based payment transactions. The fair value of all common stock options granted is estimated on the date of grant using the lattice-based trinomial option pricing model.
All options granted vest annually in equal installments over a three-year period and expire five years after the grant date. No employee stock options were exercised during the nine month periods ended September 30, 2018 and 2017. As at September 30, 2018 and December 31, 2017, the entire balance in Contributed Surplus related to previously recognized share-based compensation expense on equity-settled stock options.
Restricted share unit (RSU), performance share unit (PSU) and deferred share unit (DSU) plans
The number of RSUs, PSUs and DSUs outstanding as at September 30, 2018 are as follows:

	Restricted	Performance	Deferred
	Share	Share	Share
(000s)	Units	Units	Units
Units outstanding, beginning of period	970	1,376	595
Granted	387	672	225
Exercised	(356)	(316)	—
Forfeited	(157)	(55)	—
Reinvested	8	16	8
Units outstanding, end of period	852	1,693	828
During the nine month period ended September 30, 2018, compensation expense of $4.6 million (September 30, 2017 - $0.3 million) was recorded in general and administrative expenses in the Condensed Consolidated Interim Statements of Loss and Comprehensive Loss for share units granted under the three plans described above. The expense related to the share units granted under these plans is measured at fair value using the lattice-based trinomial pricing model and is recognized over the vesting period, with a corresponding liability recognized on the Condensed Consolidated Interim Balance Sheets. Until the liability is ultimately settled, it is re-measured at each reporting date with changes to fair value recognized in earnings.
15. PER SHARE AMOUNTS
The basic weighted-average number of common shares outstanding for the nine months ended September 30, 2018 and 2017 was 72,205,369. The diluted weighted-average number of common shares outstanding for the nine months ended September 30, 2018 was 73,124,103 (September 30, 2017 - 72,205,369). These outstanding share amounts were used to calculate net loss per share in the respective periods.
In determining diluted net loss per share, the Company assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted-average number of diluted common shares outstanding for the period ended September 30, 2018, the Company excluded 1,640,000 stock options (September 30, 2017 – 5,344,520) as their exercise price was greater than the average common share market price in the period.
16. DIVIDENDS
During the quarter the Company paid out a dividend of $0.035 per share on September 14, 2018 to shareholders of record on August 31, 2018.

17. SEGMENTED INFORMATION
The Company has two reportable operating segments for the three and nine months ended September 30, 2018 and 2017: the Arab Republic of Egypt and Canada. The Company, through its operating segments, is engaged primarily in oil exploration, development and production, and the acquisition of oil and gas properties.

Q3-2018	11

TransGlobe's management regularly reviews funds flow from operations generated by each of TransGlobe's operating segments. Funds flow from operations is a measure of profit or loss that provides TransGlobe's management with the ability to assess the operating segments’ profitability and, correspondingly, the ability of each operating segment to sustain capital, enable future growth through capital investment and to repay debt.

	Egypt		Canada		Corporate		Total
	Nine Months Ended		Nine Months Ended		Nine Months Ended		Nine Months Ended
	September 30		September 30		September 30		September 30
(000s)	2018	2017	2018	2017	2018	2017	2018	2017
Revenue
Oil sales	$209,310	$163,984	$9,356	$6,635	$—	$—	$218,666	$170,619
Natural gas sales	—	—	1,975	3,594	—	—	1,975	3,594
Natural gas liquids sales	—	—	5,875	5,424	—	—	5,875	5,424
Less: Royalties	(88,624)	(68,543)	(2,270)	(3,355)	—	—	(90,894)	(71,898)
Petroleum and natural gas sales, net of royalties	120,686	95,441	14,936	12,298	—	—	135,622	107,739
Finance revenue	77	3	—	2	322	54	399	59
Total segmented revenue	120,763	95,444	14,936	12,300	322	54	136,021	107,798

Segmented expenses
Production and operating	34,344	35,344	5,838	4,578	—	—	40,182	39,922
Selling costs	1,653	1,926	—	—	—	—	1,653	1,926
General and administrative	3,659	4,577	871	884	12,153	6,156	16,683	11,617
Share-based compensation	—	—	—	—	(5,309)	(886)	(5,309)	(886)
Lease inducement	—	—	—	—	68	65	68	65
Settlement of asset retirement obligations	—	—	257	—	—	—	257	—
Realized foreign exchange loss	—	—	—	—	(10)	101	(10)	101
Realized derivative loss on commodity contracts	7,879	375	450	—	—	—	8,329	375
Income tax expense	19,728	16,104	—	—	—	—	19,728	16,104
Segmented funds flow from operations	$53,500	$37,118	$7,520	$6,838	$(6,580)	$(5,382)	$54,440	$38,574

							Total
							Nine Months Ended
							September 30
							2018	2017
Reconciliation of funds flow from operations to net loss:

Funds flow from operations							$54,440	$38,574
Depletion, depreciation and amortization							(26,077)	(29,635)
Accretion							(205)	(191)
Deferred lease inducement							68	65
Impairment of exploration and evaluation assets							(14,138)	(79,025)
Stock-based compensation							(5,309)	(886)
Finance costs							(3,923)	(4,750)
Unrealized loss on financial instruments							(20,157)	(537)
Unrealized gain (loss) on foreign currency translation							(205)	31
Asset retirement obligations settled							257	—
Proceeds from asset dispositions							207	—
Net loss							$(15,042)	$(76,354)

Capital expenditures
Exploration and development	$20,063	$24,667	$3,142	$4,384	$—	$—	$23,205	$29,051
Corporate	—	—	—	—	68	30	68	30
Total capital expenditures	$20,063	$24,667	$3,142	$4,384	$68	$30	$23,273	$29,081

12	Q3-2018

	Egypt		Canada		Corporate		Total
	Three Months Ended		Three Months Ended		Three Months Ended		Three Months Ended
	September 30		September 30		September 30		September 30
(000s)	2018	2017	2018	2017	2018	2017	2018	2017
Revenue
Oil sales	$68,861	$63,403	$3,131	$2,141	$—	$—	$71,992	$65,544
Natural gas sales	—	—	528	949	—	—	528	949
Natural gas liquids sales	—	—	1,825	1,879	—	—	1,825	1,879
Less: Royalties	(31,278)	(22,506)	(614)	(1,027)	—	—	(31,892)	(23,533)
Petroleum and natural gas sales, net of royalties	37,583	40,897	4,870	3,942	—	—	42,453	44,839
Finance revenue	27	1	—	2	153	12	180	15
Total segmented revenue	37,610	40,898	4,870	3,944	153	12	42,633	44,854

Segmented expenses
Production and operating	10,677	13,242	1,565	1,280	—	—	12,242	14,522
Selling costs	527	424	—	—	—	—	527	424
General and administrative	1,133	2,083	345	318	3,626	1,408	5,104	3,809
Share-based compensation	—	—	—	—	(1,624)	(236)	(1,624)	(236)
Lease inducement	—	—	—	—	23	22	23	22
Realized foreign exchange loss (gain)	—	—	—	—	(11)	13	(11)	13
Realized derivative loss on commodity contracts	2,430	1,904	—	—	—	—	2,430	1,904
Income tax expense	6,924	5,179	—	—	—	—	6,924	5,179
Segmented funds flow from operations	$15,919	$18,066	$2,960	$2,346	$(1,861)	$(1,195)	$17,018	$19,217

							Total
							Three Months Ended
							September 30
							2018	2017
Reconciliation of funds flow from operations to net loss:

Funds flow from operations							$17,018	$19,217
Depletion, depreciation and amortization							(8,751)	(10,760)
Accretion							(72)	(74)
Deferred lease inducement							23	22
Impairment of exploration and evaluation assets							(14,138)	(10,314)
Stock-based compensation							(1,624)	(236)
Finance costs							(1,222)	(1,485)
Unrealized loss on financial instruments							(3,295)	(3,235)
Unrealized gain (loss) on foreign currency translation							(227)	10
Proceeds from asset dispositions							5	—
Net loss							$(12,283)	$(6,855)

Capital expenditures
Exploration and development	$10,113	$6,070	$2,636	$4,060	$—	$—	$12,749	$10,130
Corporate	—	—	—	—	34	3	34	3
Total capital expenditures	$10,113	$6,070	$2,636	$4,060	$34	$3	$12,783	$10,133

Q3-2018	13

The carrying amounts of reportable segment assets and liabilities are as follows:

	At September 30, 2018			At December 31, 2017
(000s)	Egypt	Canada	Total	Egypt	Canada	Total
Assets
Accounts receivable	$8,047	$2,439	$10,486	$14,956	$2,684	$17,640
Intangible exploration and evaluation assets	34,376	—	34,376	41,478	—	41,478
Property and equipment
Petroleum and natural gas assets	123,367	68,077	191,444	127,363	73,618	200,981
Other assets	2,195	24	2,219	2,381	27	2,408
Other	64,102	4,312	68,414	49,769	3,467	53,236
Segmented assets	232,087	74,852	306,939	235,947	79,796	315,743
Non-segmented assets			7,264			11,959
Total assets			$314,203			$327,702

Liabilities
Accounts payable and accrued liabilities	$16,277	$4,043	$20,320	$17,035	$4,004	$21,039
Derivative commodity contracts	28,124	—	28,124	7,813	157	7,970
Long-term debt	44,047	8,485	52,532	58,792	11,207	69,999
Asset retirement obligation	—	11,322	11,322	—	12,332	12,332
Segmented liabilities	88,448	23,850	112,298	83,640	27,700	111,340
Non-segmented liabilities			9,483			6,355
Total liabilities			$121,781			$117,695
18. SUPPLEMENTAL CASH FLOW INFORMATION
Changes in non-cash working capital consisted of the following:

	Three Months Ended September 30		Nine Months Ended September 30
(000s)	2018	2017	2018	2017
Operating Activities
(Increase) decrease in current assets:
Accounts receivable	$30,558	$(7,797)	$7,158	$(34,871)
Prepaids and other	427	(625)	1,101	(903)
Product inventory	(666)	2,820	1,371	4,856
(Decrease) increase in current liabilities:
Accounts payable and accrued liabilities	(791)	6,822	(5,793)	7,531
Other long-term liabilities	$1,093	$—	$1,093	$—
	$30,621	$1,220	$4,930	$(23,387)

Investing Activities
Increase in current assets:
Prepaids and other	$3	$—	$—	$—
Increase in current liabilities:
Accounts payable and accrued liabilities	3,226	557	2,594	1,073
	$3,229	$557	$2,594	$1,073

Financing Activities
Decrease in current liabilities:
Accounts payable and accrued liabilities	(3)	—	(3)	—
	$(3)	$—	$(3)	$—

14	Q3-2018